Exhibit 99.1

CEO to Present on US Investor TV Show and at Biotech Conference

January 10th, 2018, Melbourne, Australia: Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”) is pleased to advise investors that CEO Dr Jerry Kanellos, was interviewed on The RedChip Money Report US television program. The interview will air Wednesday, January 10, at 6 p.m. EST and Sunday, January 14, at 12:30 p.m. EST on American Business TV on The Family Channel, available in 100 million homes across the U.S., and 10:00 a.m. EST on The Action Channel.

The interview segment can be viewed at: youtu.be/Ndd7f2cNaWA.

The RedChip Money Report delivers insightful commentary on small-cap investing, interviews with Wall Street analysts, financial book reviews, as well as featured interviews with executives of public companies. The US TV show is hosted by David Gentry who is a leading authority on small-cap stocks and the author of Small Stocks, Big Money, published by Wiley Finance. Gentry has made multiple guest appearances on both CNBC and Fox Business News.

Dr Jerry Kanellos, CEO, will also be presenting at 11:30am (WST) on Tuesday 9th January 2018 at this month’s 10th Annual Biotech Showcase at the Hilton Hotel in San Francisco, USA. The conference is always well attended and is an opportunity for companies to present to, and meet with, representatives from private equity and institutional investors, potential strategic partners, and large pharmaceutical companies.

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au
USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

About RedChip Investor Services:

RedChip is the world leader in investor relations, financial media, and research for microcap and small-cap stocks. Founded in 1992, and headquartered in Orlando, Florida, with affiliates in New York, Pittsburgh, Paris, and Seoul, RedChip has helped hundreds of companies achieve their capital markets goals and has been ranked by Inc. Magazine as one of the fastest growing privately held investor relations firms in the U.S.

RedChip delivers concrete, measurable results for its clients through its extensive global network of institutional and retail stock brokers, RIA's, family offices, investment banks, hedge funds, and accredited investor groups. Their unique platform combines traditional investor relations services with multi-media marketing.

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.